Exhibit 99.1

Aurora Completes First-Ever EU-GMP Certification for the Company's Dedicated Distribution Centre

Adding a fourth certified facility within its global network increases operational capacity to better serve international medical markets

NASDAQ | TSX: ACB

EDMONTON, AB, July 14, 2025 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, is pleased to announce that its dedicated distribution centre located in Brampton, Ontario, has received European Union Good Manufacturing Practice ("EU-GMP") certification, increasing the company's international export capabilities. The distribution centre joins Aurora's group of manufacturing facilities in Canada and Europe certified against EU standards, demonstrating the company's unwavering commitment to regulatory excellence, end-to-end operational quality assurance, and global supply chain efficiency.

"Securing EU-GMP certification at manufacturing and distribution facilities within our network is an important validation of our differentiated approach to operating as a global medical cannabis company," said Jill Lau, Vice President of Canadian Operations at Aurora. "By adding certification for our distribution centre, we are now uniquely positioned to ensure patients worldwide have consistent access to superior quality medical cannabis from the largest Canadian exporter."

EU-GMP certification is granted to companies whose production facilities meet the requirements under the EudraLex "Rules Governing Medicinal Products in the European Union," and that can demonstrate a high degree of quality and consistency in their manufacturing procedures, a requirement for the export of medical cannabis products into Europe. EU-GMP certification of the company's distribution centre allows it to serve as a centralized site for more optimized and efficient receipt, storage and distribution of materials and finished products internationally.

With operations across Canada and in Europe, Aurora remains at the forefront of the global medical cannabis industry. By continuously investing in operational capabilities, regulatory excellence, and a science-led approach, Aurora is best positioned to deliver high-quality medical cannabis that meets and exceeds the highest international standards.

About Aurora Cannabis Inc.

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the EU-GMP certification for the Company's dedicated distribution centre and benefits for the Company, including increases to operational capacity for international medical markets; statements regarding the Company's ability to meet patient demand globally; and the Company's commitment to regulatory excellence, end-to-end operational quality assurance and global supply chain efficiency.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 14-JUL-25